Monthly Report - July, 2015

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $          657,659        2,665,597
Change in unrealized gain (loss) on open           12,559,036       11,210,861
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0           11,004
      obligations
   Change in unrealized gain (loss) from U.S.        (23,075)           23,433
      Treasury obligations
Interest Income 			               40,058          223,665
Foreign exchange gain (loss) on margin deposits     (100,393)        (271,922)
						    _________	     _________
Total: Income 				           13,133,285       13,862,638

Expenses:
   Brokerage commissions 		            1,069,809        7,732,691
   Management fee 			               32,486          226,208
   20.0% New Trading Profit Share 	              156,096          160,740
   Custody fees 		       	                  717           28,092
   Administrative expense 	       	               98,254          708,770
					         ------------    -------------
Total: Expenses 		                    1,357,362        8,856,501
Net Income(Loss)			   $       11,775,923        5,006,137
for July, 2015

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (202,885.855    $     5,478,369    209,045,638    214,524,007
units) at June 30, 2015
Addition of 		 	              0        257,294        257,294
246.364 units on July 1, 2015
Redemption of 		 	              0    (3,019,216)    (3,019,216)
(2,757.157) units on  July 31, 2015*
Net Income (Loss)               $       331,516     11,444,407     11,775,923
for July, 2015
         			   -------------   -------------   -----------


Net Asset Value at July 31, 2015
(200,432.171 units inclusive
of 57.109 additional units) 	      5,809,885    217,728,123    223,538,008
				  =============  ============= ==============


		GLOBAL MACRO TRUST July 2015 UPDATE
                      Year to Date     Net Asset
Series	  July ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1       5.48% 	   1.75%  $    1,090.64	  183,792.322 $   200,451,979
Series 2       5.01% 	   3.40%  $    1,344.60	       39.121 $        52,602
Series 3       5.03% 	   3.53%  $    1,361.84	   14,090.953 $    19,189,623
Series 4       6.05% 	   5.61%  $    1,531.53	    2,509.775 $     3,843,804

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Co-chief Executive Officer
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




			August 12, 2015
Dear Investor:


The Trust posted a strong gain in July due largely to long interest rate and equity future positions, short metal and energy future positions and long U.S. dollar forward trades. Trading of soft and agricultural commodities was fractionally unprofitable.

With the Greek Crisis resolved--at least temporarily, with improving economic data emanating from the U.S. and Europe, and with monetary conditions worldwide remaining accommodative, long positions in European and U.S. equity futures were profitable. A short vix trade was profitable also. On the other hand, the persistence of turmoil in Chinese equity markets, despite manifold official actions to halt the plunge, caused trading of Chinese, Hong Kong, Taiwan, and Singapore equity futures to generate partially offsetting losses.

As the Greek drama moved toward possible resolution, concern about spillover effects receded and long positions in French and Italian note and bond futures registered gains. Trading of German interest rate futures was also profitable. A surprise cut in the Bank of Canada's official overnight rate bolstered demand for Canadian bonds and a long position in the Canadian bond future was profitable. Safe haven demand, a continued lack of inflation in the developed world and relatively high interest rates led to profits on long U.S. note and bond positions as well. Finally, a long Japanese government bond trade registered a gain.

Although currency markets were volatile during July largely due to vacillating confidence in a Federal Reserve interest rate increase, long
U.S. dollar positions, particularly relative to emerging market and commodity currencies were profitable. Long dollar trades against the currencies of Brazil, Canada, Chile, Colombia, Mexico, New Zealand, Korea, Sweden and Japan produced gains. On the other hand, trading the dollar against the pound, euro, Aussie dollar and Swiss franc generated partially offsetting losses.

Prices of precious and industrial metals fell sharply in July. Short positions in copper, aluminum, nickel, zinc, palladium, platinum, gold and silver were quite profitable. Abundant supplies and inventories of metals brought on by the expansion of productive capacity over the past
10-20 years have combined with sluggish demand-especially from China-and a stronger U.S. dollar to depress prices.

In energy the expanding supply is colliding with weak demand dynamics to push down prices. In this environment, short positions in London gas oil, crude oil, heating oil and natural gas posted gains.

Grain prices were volatile in July, rising sharply before falling sharply thereafter. Consequently long trades in corn, wheat, soybeans and soybean meal were somewhat unprofitable. Short coffee and sugar trades were marginally profitable while a short hog trade was similarly unprofitable.



                                        Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman